

Eric Rivers

Senior Mechanical Designer skilled in 3D modeling & design

Austin, Texas Area

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 Meridian Hive

ITT Technical Institute

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Senior Mechanical Designer skilled in mechanical, architectural, and structural drafting. Proven experience in 3D modeling, 3D/2D design, and piping fabrication drawings for various process and non-process systems. Extensive background in design standards for high purity gas, chemical delive...

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Send me to World Scout Jamboree 2019! A Scouting experience held every four years. 50,000 scouts from 169 countries. A Once In a Life Time Opportunity. Popcorn...

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Experience



BOD / Management Team / Bookkeeping

Meridian Hive

Apr 2016 – Present · 2 yrs 6 mos

Austin, Texas Area

Helping bring Modern Mead to the Masses.

Senior Designer (Contractor)

Samsung Austin Semiconductor

Oct 2010 – Present · 8 yrs

Austin, Texas Area

Create Tool Install Design Packages. QA/QC Mechanical Design Packages. Manage project workflow and schedule. Answer RFIs from Field Contractors. Update KTA database from Construction and Demo drawings. As-built field conditions and update KTA database.



Senior Tool Install Designer (Contractor)

M+W Group

May 2010 – Oct 2010 · 6 mos

Phoenix, Arizona Area

Create 3D & 2D Tool Install Design Packages for Semiconductor. Clash detection and resolution of 3D Models from Field Contractors. As-built existing Fab conditions and update 3D Models.



Senior Project Designer

The Linde Group

Mar 1997 – May 2009 · 12 yrs 3 mos

Provide 2D/3D CAD design and other technical services for projects and proposals in the Medical, Semiconductor, and Solar industries.

Education



ITT Technical Institute

Associates, Computer Aided Drafting and Design

1995 – 1997

Activities and Societies: National Vocational Honor Society

Honors Graduate

